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                             January 12, 2023

       Peng Li
       Chairman and Chief Executive Officer
       QuantaSing Group Ltd
       Room 710, 5/F, Building No. 1
       Zone No. 1, Ronghe Road
       Chaoyang District, Beijing 100102
       People   s Republic of China

                                                        Re: QuantaSing Group
Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed December 20,
2022
                                                            File No. 333-268907

       Dear Peng Li:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Cover page

   1. We note your response to comment 1 and your revised disclosure in the second paragraph that you have applied
to list the ADSs on the Nasdaq Stock Market. Please revise to disclose that this
offering is contingent upon the final approval of your Nasdaq Stock
                                                        Market listing.
       Regulatory Permissions and Licenses for Our Operations in China and This Offering, page 12

   2. We note your response to comment 6 and reissue. Please revise to discuss in greater detail the facts and
circumstances described in the Draft Rules Regarding Overseas Listing
 Peng Li
QuantaSing Group Ltd
January 12, 2023
Page 2
      which you state, if implemented might subject you to the filing requirements with the
      CSRC for this offering and listing and that might also prohibit this offering.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
Three months ended September 30, 2022 compared to three months ended September 30, 2021
Revenues from individual online learning services, page 114

3. Please clarify if the 27% decrease in revenue from financial literacy courses for the quarter ended September 30, 2022 represents a strategic shift to emphasize the marketing of personal interest courses. If so, this appears to imply that introductory financial literacy learners were converted to personal interest paying learners instead of financial literacy learners during the period; however, we noted that the number of other personal interest paying learners declined during this period. Please provide a more comprehensive explanation as to why revenue from financial literacy courses significantly decreased during the period and explain how the above factors, and the decrease repeat purchase rate, contributed to the decrease. Lastly, provide a discussion on management's assessment of the anticipated effect of this strategic shift on the financial condition and results of operations in future periods. Refer to Item 5.A.1 of Form 20-F as referenced from Item 4 of Form F-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Donald Field at 202-551-3680 with any other questions.



                                                             Sincerely,
FirstName LastNamePeng Li
                                                             Division of
Corporation Finance
Comapany NameQuantaSing Group Ltd
                                                             Office of Trade &
Services
January 12, 2023 Page 2
cc:       Dan Ouyang, Esq.
FirstName LastName